Mail Stop 6010

August 8, 2007

Matthew M. Loar
Chief Financial Officer
Osteologix, Inc.
425 Market Street
Suite 2230
San Francisco, CA 94105

   Re: **Osteologix, Inc.**
     Registration Statement on Form SB-2
     Filed July 24, 2007
     File No. 333-144804

Dear Mr. Loar:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted the delaying amendment language set forth in Rule 473(a). If this omission was unintentional, please file a pre-effective amendment which includes the language set forth in Rule 473(a) prior to the twentieth day after the filing date calculated pursuant to Rule 459.

Selling Security Holders, page 50

2.   Please identify which of the selling security holders, if any, are either broker-
        dealers or affiliates of a broker-dealer. We note that you have listed Goldman
        Sachs Intl as a selling security holder.

3.   Please note that if any selling security holder is a broker-dealer, the prospectus
        must state that the seller is an underwriter. The only exception to this rule is if the
        broker-dealer received the securities as compensation for underwriting activities.

4.   In addition, if a selling security holder is an affiliate of a broker-dealer, the
        prospectus must state that:

        • the selling security holder purchased in the ordinary course of business; and
        • at the time of the purchase of the securities to be resold, the selling security
          holder had no agreement or understanding, directly or indirectly, with any
          person to distribute the securities.

        If a selling security holder is an affiliate of a broker-dealer and you are not able to
        make these statements in the prospectus, the prospectus must state that the selling
        security holder is an underwriter. Please revise the prospectus as appropriate.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Angela M. Dowd, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154